Exhibit 99.1

news release

Encana delivers on its targets in a year of change, well positioned for 2014

Calgary, Alberta (February 13, 2014) TSX, NYSE: ECA

Encana Corporation (TSX: ECA) (NYSE: ECA) concluded 2013 by meeting or exceeding guidance on all of its key operating and financial metrics during a year in which it announced a new President & CEO and launched a bold change in its strategy. Solid results have already been achieved on primary themes of the strategy announced by the company in the fourth quarter, including significant year-over-year increases in liquids production and ending the year with strong cash flow and a strong balance sheet.

“The fourth quarter of 2013 was a transformational time for Encana. In a six-week window, we launched our new strategy, completed an organizational restructuring and announced our 2014 budget. These are significant accomplishments and I’m proud of the way our team performed during that time,” says Doug Suttles, Encana’s President & CEO. “We finished 2013 strong and we’re well positioned to deliver on our priorities and objectives in 2014 with our new strategy very much underway.”

Liquids output in the fourth quarter of 2013 averaged 66,000 barrels per day (bbls/d), an 82 percent increase when compared to the fourth quarter of 2012. Encana averaged 53,900 bbls/d of full-year liquids production, a 74 percent increase compared to 2012. Looking ahead to 2014, Encana forecasts a 30 percent year-over-year increase in total liquids production, offsetting a small decrease in forecasted natural gas production. With its focus being on the development of liquids such as light oil and condensate combined with lowering its cost structures, Encana believes the result will be higher margins and improved netbacks, in line with the company’s stated objective to value profitability over production volumes.

Average natural gas production volumes for 2013 were 2,777 million cubic feet per day (MMcf/d), meeting the company’s 2013 guidance. Natural gas production is expected to decline slightly in 2014 although forecasted liquids growth will keep production unchanged from 2013 levels on a total equivalency basis.

Encana reached its 2013 production and cash flow targets with total 2013 capital investment coming in at $2.7 billion, representing an approximately $400-million reduction relative to the original capital spending guidance set at the start of the year. The company finished the year reporting annual cash flow of approximately $2.6 billion or $3.50 per share, net earnings of $236 million or $0.32 per share and operating earnings of $802 million or $1.09 per share. For the fourth quarter of 2013, Encana recorded $677 million in cash flow or $0.91 per share and $226 million in operating earnings or $0.31 per share. The fourth-quarter net loss of $251 million was impacted by the result of the change in Encana’s unrealized hedging position, a foreign exchange loss as well as higher administrative expense associated with the company’s organizational restructuring. Encana ended the year with approximately $2.6 billion in cash and cash equivalents on its balance sheet.

“Hitting our 2013 targets while at the same time reducing our overall capital investment is a reflection of our focus on efficiency and profitability,” says Suttles. “There’s a sense of renewed energy across our business as we work collectively to become the leading North American resource play company.”

Encana’s updated 2014 guidance can be downloaded from http://www.encana.com/investors/financial/corporate-guidance.html.

Update on operations activity

•	Duvernay: Encana is moving into full resource play hub mode in the Kaybob area in the northern portion of the Duvernay, with the first multi-well pad underway with two of the eight planned wells on production. Drilling of the remaining six wells will be initiated in March after construction of the pad is completed. Moving into continuous operations on multi-well pads is a key step in delivering efficient development plans. Encana currently has five rigs running in the Duvernay and continues working towards commerciality in the southern Willesden Green area.

•	Montney: Encana is currently running nine rigs as the company continues to focus development on the Montney’s oil and liquids-rich areas. Encana’s fifth multi-well oil pad in Gordondale has been completed.

•

DJ Basin: Encana now has six rigs running in the DJ, up from two rigs last year, and continues to improve efficiencies. On its most recent well, the company set a record of approximately eight days from spud to rig

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release, down from the 13-day average in 2013. Encana also captured a 34 percent reduction in hydraulic fracturing costs over 2013.

•	San Juan Basin: Encana has one rig running and realized strong production performance on its latest well with a 30-day initial production rate of approximately 450 bbls/d. The company continues to work with the Bureau of Land Management to streamline the permitting process to help with the acceleration of Encana’s development in the play.

•	Tuscaloosa Marine Shale: Encana currently has two rigs running in the play to advance its appraisal program.

•	Full commercial production was achieved offshore Nova Scotia at the Deep Panuke gas field with the issuance of the Production Acceptance Notice in mid-December, with the platform producing at or near its full capacity of 300 MMcf/d since that time.

Hedging position

As of December 31, 2013, Encana has hedged approximately 2,138 MMcf/d of expected 2014 production at an average price of $4.17 per thousand cubic feet (Mcf) and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 9.5 thousand barrels per day (Mbbls/d) of expected 2014 oil production using WTI fixed price contracts at an average price of $94.19 per barrel (bbl).

Dividend declared

Encana’s Board of Directors has declared a quarterly dividend of $0.07 cents per share payable on March 31, 2014 to common shareholders of record as of March 14, 2014.

For the dividend payable on March 31, 2014 (to holders of common shares as at March 14, 2014) and for all future dividends, Encana’s Board of Directors has determined that all common shares distributed to participating shareholders pursuant to the company’s dividend reinvestment plan (DRIP) will be issued from Encana’s treasury without a discount unless otherwise announced by Encana by way of news release.

Financial Summary

(for the period ended December 31)	Q4	Q4
($ millions, except per share amounts)	2013	2012	2013	2012
Cash flow[1]	677	809	2,581	3,537
Per share diluted	0.91	1.10	3.50	4.80
Operating earnings[1]	226	296	802	997
Per share diluted	0.31	0.40	1.09	1.35

Earnings Reconciliation Summary

Net earnings (loss)	(251)	(80)	236	(2,794)
After tax (addition) deduction:
Unrealized hedging gain (loss)	(209)	(72)	(232)	(1,002)
Impairments	—	(300)	(16)	(3,188)
Non-operating foreign exchange gain (loss)	(124)	(66)	(282)	92
Income tax adjustments	(80)	62	28	307
Restructuring charges	(64)	—	(64)	—
Operating earnings[1]	226	296	802	997
Per share diluted	0.31	0.40	1.09	1.35

[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1.

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Production Summary

(for the period ended December 31) (After royalties)	Q4 2013	Q4 2012	% Δ	2013	2012	% Δ
Natural gas (MMcf/d)	2,744	2,948	-7	2,777	2,981	-7
Liquids (Mbbls/d)	66.0	36.2	82	53.9	31.0	74

Natural Gas and Liquids Prices

	Q4 2013	Q4 2012	2013	2012
Natural gas
NYMEX ($/MMBtu)	3.60	3.40	3.65	2.79
Encana realized natural gas price[1] ($/Mcf)	4.34	5.02	4.09	4.82
Oil and NGLs ($/bbl)
WTI	97.46	88.22	97.97	94.21
Encana realized liquids price[1]	67.01	66.65	67.75	75.12

[1]	Realized prices include the impact of financial hedging.

Reserves revisions reflect new strategic focus

The majority of revisions to reserves in 2013 (shown in the following tables) are a result of aligning future capital spending with the new strategy that Encana announced in November.

The Company’s focused investment on five of its core oil and natural gas liquids-rich growth plays, resulted in (under U.S. protocols prepared in accordance with the requirements of the United States Securities and Exchange Commission (SEC)) Encana’s proved natural gas reserves decreasing 11 percent to approximately 7.9 Tcf, due primarily to dry gas proved undeveloped (PUD) reserves reductions as the company transitions to a more balanced commodity portfolio. Proved liquids reserves increased 5 percent to approximately 220 MMbbls. Overall, Encana’s proved reserves as at December 31, 2013 under U.S. protocols decreased 9 percent to approximately 9.2 Tcfe.

2013 Proved Reserves Estimates – United States SEC Protocols (After Royalties)

	Natural Gas	Liquids	Total
Using constant prices and costs; simplified table.	(Bcf)	(MMbbls)	(Tcfe)
December 31, 2012	8,792	210.0	10.1
Extensions & Discoveries	981	55.8	1.3
Revisions	(618)	(24.3)	(0.8)
Acquisitions	7	0.6	—
Divestitures	(296)	(1.6)	(0.3)
Production	(1,014)	(19.7)	(1.1)
December 31, 2013	7,852	220.8	9.2

On a Canadian protocol basis, Encana’s new strategy resulted in the reclassification of PUD reserves to either probable reserves or contingent resources. The bulk of the changes to reserve estimates are due to the timing of funding decisions made by Encana and not a reflection of the performance or quality of the reserves. PUDs account for approximately 36 percent of total proved reserves, an 11 percentage point decrease from year-end 2012 reflecting the company transitioning to a more balanced commodity portfolio. All of the PUDs at December 31, 2013 are scheduled for development within five years.

2013 Proved Reserves Estimates—Canadian Protocols (After Royalties)

	Natural Gas	Liquids	Total
Using forecast prices and costs; simplified table.	(Bcf)	(MMbbls)	(Tcfe)
December 31, 2012	11,617	240.4	13.1
Extensions & Discoveries	772	49.7	1.1
Revisions	(2,316)	(33.6)	(2.6)
Acquisitions	8	0.7	—
Divestitures	(491)	(2.6)	(0.5)
Production	(1,014)	(19.7)	(1.1)
December 31, 2013	8,576	234.9	10.0

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Encana has focused its reserves disclosure on proved reserves based on a forecast or business case basis. In 2010, the company expanded how it reports on its estimates of reserves and resources and published estimates of proved, probable and possible reserves as well as all categories of economic contingent resources. Economic contingent resources fall into three categories: low estimate (1C), best estimate (2C) and high estimate (3C). The three classifications of contingent resources have the same degree of technical certainty as the corresponding reserves categories. In determining their economic viability, the same commodity price assumptions are applied as estimating proved, probable and possible reserves. Contingent resources are not yet commercial due to contingencies such as the timing and pace of development, or the need for additional infrastructure. The low estimate is the most conservative category and carries with it the greatest degree of confidence—90 percent—that these resources will be recovered.

Reserves and Resources (Tcfe, After Royalties)

	Estimated Reserves			Estimated Economic Contingent Reserves
Using forecast prices and costs	1P Proved	2P Proved + Probable	3P Proved + Probable + Possible	1C Low Estimate	2C Best Estimate	3C High Estimate
Total As at Dec. 31 2013	10.0	14.7	17.6	29.6	51.3	74.0
Total As at Dec. 31 2012	13.1	20.7	24.3	25.4	45.4	69.8

For information on reserves reporting protocols see Note 2.

Conference call information

Encana will host a conference call today Thursday, February 13, 2014 starting at 7:00 a.m. MT (9:00 a.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 12:00 p.m. ET on February 13 until midnight on February 20, 2014 by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 29851719. A live audio webcast of the conference call, including slides, will also be available at www.encana.com, in the Invest in Us section under Presentations & Events. The webcast will be archived for approximately 90 days.

Media are invited to participate in the call in a listen-only mode.

Follow Encana on Twitter @encana for updates during the company’s 2013 fourth quarter and year-end conference call. President & CEO Doug Suttles also discusses the 2013 fourth quarter and year-end results in a new video posted at www.youtube.com/encana.

The unaudited interim Condensed Consolidated Financial Statements for the period ended December 31, 2013 are available at www.encana.com.

Encana Corporation

Encana Corporation (“Encana”) is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

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NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

•	Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

NOTE 2: Reserves reporting information

Encana’s disclosure of reserves data is in accordance with Canadian securities regulatory requirements. Encana’s 2013 disclosure includes proved and probable reserves quantities before and after royalties employing forecast prices and costs in accordance with Canadian protocols. Reserves disclosure employing U.S. protocols uses SEC constant prices and costs on proved reserves on an after-royalties basis. Reserves disclosure under both Canadian and U.S. protocols will be available in the Annual Information Form, which the company anticipates filing later this month.

For all Canadian protocol reserves and economic contingent resources estimates highlighted in this news release, Encana has used Henry Hub forecast prices of $4.25 per MMBtu for 2014, $4.50 per MMBtu for 2015, $4.75 per MMBtu for 2016, $5.00 per MMBtu for 2017, $5.25 per MMBtu for 2018, then increasing to $5.97 per MMBtu by 2023 and escalating 2 percent per year thereafter. Encana has used WTI forecast prices of $97.50 per bbl for 2014 through 2019, then increasing to $104.57 per bbl by 2023 and escalating 2 percent per year thereafter.

RESERVES METRICS DEFINITIONS

Proved reserves added in 2014 included both developed and undeveloped quantities. Additions to and removals from Encana’s PUD bookings were consistent with Encana’s revised strategy. The company estimates that 100 percent of its PUDs will be developed within the next five years. Many performance measures exist; all measures have limitations and historical measures are not necessarily indicative of future performance.

ADVISORY REGARDING RESERVES & OTHER RESOURCES INFORMATION—Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

The estimates of economic contingent resources contained in this news release are based on definitions contained in the Canadian Oil and Gas Evaluation Handbook. Contingent resources do not constitute, and should not be confused with, reserves. Contingent resources are defined as those quantities of petroleum estimated, on a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Economic contingent resources are those contingent resources that are currently economically recoverable. In examining economic viability, the same fiscal conditions have been applied as in the estimation of reserves. There is a range of uncertainty of estimated recoverable volumes. A low estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate, which under probabilistic methodology reflects a 90 percent confidence level. A best estimate is considered to be a realistic estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, which under probabilistic methodology reflects a 50 percent confidence level. A high estimate is considered to be an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate, which under probabilistic methodology reflects a 10 percent confidence level.

There is no certainty that it will be commercially viable to produce any portion of the volumes currently classified as economic contingent resources. The primary contingencies which currently prevent the classification of Encana’s disclosed economic contingent resources as reserves include the lack of a reasonable expectation that all internal and

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external approvals will be forthcoming and the lack of a documented intent to develop the resources within a reasonable time frame. Other commercial considerations that may preclude the classification of contingent resources as reserves include factors such as legal, environmental, political and regulatory matters or a lack of markets.

The estimates of various classes of reserves (proved, probable, possible) and of contingent resources (low, best, high) in this news release represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and contingent resources and appreciate the differing probabilities of recovery associated with each class.

Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

The practice of preparing production and reserve quantities data under Canadian disclosure requirements (National Instrument 51-101) differs from the disclosure under U.S. protocols prepared in accordance with the requirements of the SEC. The primary differences between the two reporting requirements include:

a.	the Canadian standards require disclosure of proved and probable reserves, while the U.S. standards require disclosure of only proved reserves;

b.	the Canadian standards require the use of forecast prices in the estimation of reserves, while the U.S. standards require the use of 12-month average historical prices which are held constant;

c.	the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis, while the U.S standards require disclosure on a net (after royalties) basis;

d.	the Canadian standards require disclosure of production on a gross (before royalties) basis, while the U.S. standards require disclosure on a net (after royalties) basis;

e.	the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards; and

f.	the Canadian standards require that proved undeveloped reserves be reviewed annually for retention or reclassification if development has not proceeded as previously planned, while the U.S. standards specify a five year limit after initial booking for the development of proved undeveloped reserves.

30-day initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: achieving the Company’s focus of developing its strong portfolio of resource plays producing natural gas, oil and NGLs; the Company’s disciplined capital investment plan and the success thereof; the successful implementation of the Company’s new strategy; anticipated positioning to deliver on priorities and objectives in 2014; anticipated drilling and production and number of wells and the success thereof (including in the Duvernay, Montney, DJ Basin, San Juan Basin and Tuscaloosa Marine Shale areas); anticipated oil, natural gas and NGLs production in 2014 and beyond; expected accelerated development in certain of the high return assets; expected netbacks in 2014 and beyond; the Company’s plan to maximize profitability through focused capital allocation and operating excellence; maintaining a balanced portfolio; maintaining capital discipline; anticipated cost reductions and the ability to preserve balance sheet strength; the Company’s ability to capture new opportunities and its ability to fund the Company’s activities in its five core growth areas;

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the Company’s ability to generate funds to finance its operations and future growth; anticipated capital investment (including by product and plays); expected hedging activities; anticipated oil, natural gas and NGLs prices; anticipated dividends; potential future discounts to market price in connection with the Company’s DRIP; the anticipated production from Deep Panuke; the success of implementing the resource play hub strategy across certain plays; plans for the Company to become a leading North American resource play company; estimated reserves and economic contingent resources, including estimates of PUDs, future development costs associated with PUDs and the expected period within which to convert PUDs to proved developed reserves; and the expectation of meeting the targets in the Company’s 2014 corporate guidance.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities.

Risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.6 Bcf/d and 2.8 Bcf/d of natural gas and 70,000 bbls/d to 75,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per MMBtu and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $0.95 and a weighted average number of outstanding shares for Encana of approximately 741 million.

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Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Lorna Klose	Jay Averill
Manager, Investor Relations	Media Relations
(403) 645-6977	(403) 645-4747

Patti Posadowski
Advisor, Investor Relations (403) 645-2252

Brian Dutton
Advisor, Investor Relations
(403) 645-2285

SOURCE: Encana Corporation

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